SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 16, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF, S.A. Results for the First Quarter of 2002

2.	Repsol YPF, S.A. Tables of Results for the First Quarter of 2002

ITEM 1

PREVIEW OF INCOME STATEMENT FOR
FIRST QUARTER 2002

FIRST QUARTER 2001	FIRST QUARTER 2002 RESULTS (Euro million)	FIRST QUARTER 2002	(%) Variation
Unaudited figures
696	NET INCOME before NON-RECURRING, EXTRAORDINARY ITEMS and GOODWILL AMORT.	442	(36.5)
595	NET INCOME	302	(49.2)
1,503	OPERATING INCOME	889	(40.8)
1,578	CASH – FLOW	1,154	(26.8)
Euro per share
0.57	EARNINGS before NON-RECURRING, EXTRAORDINARY ITEMS and GOODWILL AMORT.	0.36	(36.5)
0.49	EARNINGS	0.25	(49.2)
1.29	CASH – FLOW	0.95	(26.8)

1,220.8	AVERAGE NO. OF SHARES (Million)	1,220.8

HIGHLIGHTS

•	In the first quarter 2002 Repsol YPF net income before non-recurring, extraordinary adjustments and goodwill amortisation was Euro 442 million, in comparison to Euro 696 million for the equivalent period in 2001. Reported income showed a year-on-year drop of 49.2%, at Euro 302 million.

•	As in the last quarter 2001, the consequences of the Argentine peso devaluation against the dollar, and the impact on the company’s assets in Argentina whose functional currency is the peso, have led the company to set aside a further Euro 1,011 million as foreign currency translation adjustments, included in Shareholders Equity on the Balance Sheet at March 31st 2002. The peso/$ exchange rate at the end of this first quarter was 2.95 pesos to the dollar.

•	The company maintained the same total production level in this first quarter 2002 as in the same period of 2001, at 945,600 barrels of oil equivalent per day, despite the disposal of part our the assets in Indonesia. On like-for-like terms, discounting the effect of asset sales and acquisitions, overall production in first quarter 2002 was 7.9% higher than in the same quarter a year earlier.

•	Net financial debt at the end of this quarter was Euro 16,669 million, rising Euro 113 million in the quarter. Despite the Euro 214 million generated as free cash flow during the quarter, the appreciation of the dollar against the euro, which raised debt by Euro 368 million, has prevented debt reduction in the period. The debt to capitalisation ratio was 43.3% in comparison to 42.9% at the close of 2001.

•	The tax rate for the quarter was 22%, much lower than the 34% registered in first quarter 2001. This fall was due to favourable taxation on capital gains from the sales of CLH and Enagas, and the application of tax credit in Argentina, arising from the losses suffered through the peso devaluation.

THE SITUATION IN ARGENTINA

The measures taken by the government of Argentina at the beginning of this year were outlined in our advanced income statement for the fourth quarter 2001, and have continued to affect our company’s performance in that country. Law no. 25.561 of Public Emergency and Reform of Currency Exchange Regulations, Decree Law no. 214/02, establishing that the Argentine economy be totally “pesified”, and Decree Law 310/2002, developing article 6 of Law 25.561, stipulating a 20% tax on crude oil exports and a 5% tax on refined oil products, have had a large impact on our company’s income statement for this first quarter 2002.

As a result of the above, and in compliance with accounting regulations in Spain, the company has made a series of provisions and write-offs against this year’s income statements, and as foreign currency translation adjustments, to compensate for the Argentine peso/$ exchange rate at March 31st 2002, which stood at 2.95 pesos per dollar.

As in the previous quarter, the company has set aside a provision of Euro 178 million against financial expenses for part of the debt contracted in dollars by some affiliates in Argentina as a result of the differences in exchange rates caused by devaluation. A further provision of Euro 66 million has been set aside to this end in relation to unconsolidated affiliates.

In addition, and again as in the last quarter 2001, in view of the new peso/$ exchange rate at the close of the period, which produced an effective devaluation of 66.1%, a further asset adjustment of Euro 1,011 million, booked as foreign currency translation adjustments, was made on assets whose functional currency is the peso, swelling the provision of Euro 1,450 million set aside for this purpose last quarter. It is worth mentioning that the company held total assets at December 31st 2001, before adjustments relating to the crisis in Argentina, to a value of Euro 54,729 million and that following the adjustments made in December and March, these amount to Euro 50,157 million. The assets eligible for adjustment as a result of devaluation total Euro 3,571 million, of which Euro 2,461 million have been covered by provisions.

The previously mentioned asset adjustment would have been Euro 73 million more if the current exchange rate of 3.2 pesos per US$ (as of May 14th, 2002) had been used.

1. INTRODUCTION

1.1 Results

Net first quarter income before non-recurring extraordinary items and goodwill amortisation was 36.5% down on the equivalent for 2001, at Euro 442 million. The table below gives a conciliation of the company’s adjusted income/expense in the first quarter of 2001 and 2002.

(Million Euro)	1Q02	1Q01
Net income	302	595
Goodwill amortization	139	160
Accountable	64	77
Assigned to assets	75	83
Net extraordinary items (without effect of Argentina)	(156)	6
Net non-recurring items	157	(65)
Total Net Income before Goodwill, Extraordinary and Non-recurring items	442	696

Attributable net income in the first quarter 2002 was Euro 302 million, 49.2% lower than the 2001 equivalent.

Operating income was 40.8% down on the year before at Euro 889 million, and net cash flow was 26.8% down, at Euro 1,154 million.

In earnings per share, these went from Euro 0.49 in the first quarter 2001 to Euro 0,25 in the first quarter 2002. Year-on-year first quarter cash flow per share dropped from Euro 1.29 in 2001 to Euro 0.95 in 2002.

In this quarter, oil prices rose with respect to the fourth quarter 2001, especially from March onwards. However, average crude benchmark prices were much lower than in the first quarter 2001. International refining margins continued to drop, falling to a 15 year low, whilst marketing margins maintained normal levels. In chemicals, performance was affected by weak international margins, which showed a slight improvement, especially at the end of the quarter. Income from the gas & power area continued the growth trend of recent times.

The economic crisis in Argentina continued to have a negative impact on our company’s results. Domestic demand has been gravely reduced by the economic crisis, and the measures introduced by the Argentine government at the beginning of the year, following the peso devaluation, have produced a major cutback in margins. In the analysis of performance by area in this report, details are given of the impact suffered by each operating line because of this crisis.

However, we would like to point out that, despite the extremely difficult conditions in Argentina, the company has generated a net cash flow of Euro 1,154 million during this quarter, thanks to the strength of its businesses outside Argentina and the favourable evolution of oil prices.

1.2 Investments and divestments

Overall investment in the first quarter 2001 was Euro 720, 31.3% down on the equivalent period a year earlier, in line with the contention policy announced for 2002.

Divestments in this quarter amounted to Euro 417 million. On March 1st last, the selling partners signed an agreement for the sale of a 25% stake in CLH to the Canadian company Enbridge, 18.55% on the part of the Repsol YPF Group, producing a capital gain of Euro 175 million.

Gas Natural SDG sold 13.25% of Gas Natural Mexico capital equity to Iberdrola for Euro 159 million.

1.3 Financial debt

The following items influenced net debt for the quarter:

•	Net cash flow generated over the quarter, amounting to Euro 1,154 million.

•	Divestments amounting to Euro 417 million.

•	Investments of Euro 720 million.

•	A dividend payout by Repsol YPF, S.A., Petronor and Gas Natural SDG for an overall sum of Euro 304 million.

•	A variation in working capital during the quarter, with a Euro 329 million negative impact on financial debt.

•	Changes in the consolidation perimeter for Metrogas, Gasa and EMPL, which cut reported debt by Euro 37 million.

•	The appreciation of the dollar against the euro, which rose from a rate of Euro 0.890/$ at December 31st 2001 to Euro 0.872/$ at December 31st 2002, had a negative impact on financial debt of Euro 368 million during the quarter.

Net debt ratio at March 31st 2002, in terms of net debt to total book capitalization, was 43.3%, in comparison to 42.9% at the end of 2001.

2.- ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1 EXPLORATION & PRODUCTION

Unaudited figures

QUARTERLY FIGURES	1Q01	4Q01	1Q02	Variation 1Q02/1Q01 (%)
OPERATING INCOME (Euro million)	801	304	256	(68.0)
PRODUCTION (Kboepd)	946	1,017	946	0.0
INVESTMENTS (Euro million)	511	545	240	(53.0)

Results

Operating income for this quarter, at Euro 256 million, showed a fall of 68% against the first quarter 2001. First quarter 2001 income included Euro 99 million of capital gains on the sale of assets in Egypt.

For the first time, this quarter, part of the taxes on exploration & production activities paid in Dubai and Algeria have not been deducted from operating income, but have been booked against corporate income tax, and this is the practice which will be followed from now onwards. These taxes, which are applied to results in said countries and not to production, amounted to Euro 36 million during the first quarter 2002 in comparison to Euro 48 million a year earlier. At the end of this income report, a table is included to reconcile the company’s earnings with the new accounting treatment for these taxes, showing the four quarters of 2001.

In the first quarter 2002, the average price of Brent oil was $21.1 per barrel, as against $25.8 per barrel in first quarter 2001, and this was higher than the $19.4 per barrel registered in the fourth quarter 2001. The Repsol YPF crude realisation price averaged $15.4 per barrel, in comparison to $24.5 per barrel in the first quarter 2001, and $16.9 per barrel in the fourth quarter 2001. The increase in the differential regarding reference crude during the first quarter 2002 had two main causes: firstly, a discount applied on the Argentine peso/dollar exchange rate in internal oil sales in Argentina and, secondly, the larger percentage of heavy crude in the Repsol YPF basket following the sale of assets in Indonesia. Average gas prices over the quarter were 43.4% lower than the 2001 equivalent. The Decrees issued by the Argentine government “pesifying” gas tariffs have meant that the company has operated with gas prices in pesos in Argentina during this quarter, without there having been any adjustment following devaluation.

The devaluation had a favourable impact on the company’s investment and lifting costs. The lifting cost for this quarter was 40% lower than the year before, at $1.61 per boe ( which in Argentina were 1.69 $/boe), as the result of part of the costs being charged in pesos ($1.69 per barrel), and following the sale of assets in Indonesia.

Overall production during the quarter was 945,600 boepd, practically the same as in 2001, and lower than the 1,017,000 boepd produced in the fourth quarter 2001. Figures for the first quarter 2002 showed the effect of asset divestment in Indonesia, production from which contributed 69,000 and 80,000 boepd in the first and fourth quarters of 2001 respectively. On equivalent terms, discounting the effect of asset sales and acquisitions, total production in the first quarter 2002 was 7.9% higher than in first quarter 2001, and 0.9% up on the fourth quarter 2001.

The production of oil and liquids was 587,300 boe per day, showing a 5.5% quarterly fall from one year to the next. The fields divested in Indonesia contributed 54,900 boepd in the first quarter last year. On equivalent terms, the production of oil and liquids would have posted a year-on-year rise of 3.7%, with a 3% rise in Argentina, and 5.7% in other countries. Production rose most from one year to the next in Venezuela, Argentina (Las Heras and Mendoza Norte) and in Spain.

Turning to gas, there was a 57 million m³ per day gas production (equivalent to 358,300 boepd), showing a year-on-year rise of 10.5%, and a 2% rise in comparison to the fourth quarter 2001. On like-for-like terms, gas output would have increased year on year 15.6%, despite a 7.4% drop in Argentina (because of the economic crisis there) whilst there was a 96% increase in production from other countries. The Quiriquire field in Venezuela reached its production plateau of 7.8 million m³, and there was a 67% rise in production from Bolivia during this quarter as a consequence of higher exports to Brazil.

During this 1st quarter, the company made seven discoveries, the largest of which were at the A1 well, the first to be drilled in the NC 190 block of the Murzuk Basin, Libya, the Red Mango 2 well in Trinidad & Tobago, and the Rincón Chico xp-101 and Cerro Negro x-1 wells in the Neuquén Basin, Argentina.

Investments

First quarter investment in this area was Euro 240 million, 53.0% down on the year before.

82% of overall quarterly investment went to development, mainly in Argentina (66%), Venezuela (10%), Bolivia (9%), Trinidad & Tobago (5%) and Spain (2%).

2.2 REFINING & MARKETING

Unaudited figures

QUARTERLY FIGURES	1Q01	4Q01	1Q02	Variation 1Q02/1Q01 (%)
OPERATING INCOME (Euro million)	358	233	296	(17.3)
OIL PRODUCT SALES (Thousand tons)	11,923	13,183	12,504	4.9
LPG SALES (Thousand tons)	926	888	927	0.2
INVESTMENTS (Euro million)	187	320	84	(55.1)

Results

At Euro 296 million, first quarter 2002 operating income from this business area showed a year-on-year fall of 17.3%. Performance this quarter showed the deconsolidation of CLH, low refining margins, and a worsening of the situation in Argentina, partially offset by the positive effect of transfer prices applied in Argentina, higher marketing margins in Spain and improved performance from the LPG division.

At $1.22 per barrel, the company’s refining margin index was lower than the $3.70 per barrel a year earlier, and than the $2.69 per barrel registered in the fourth quarter 2001. From the fourth quarter 2001 to this first quarter 2002, the distillation level fell 7%, and there was a year-on-year drop of 2%.

In Spain, overall Repsol YPF sales rose year on year 14.2%, underpinned by more than double the fuel oil sales, because of higher power consumption and low rainfall. Gasoline and gas-oil sales to our own network fell 3.5%, and were amply offset by an increase in sales to other operators. In Argentina, the country’s economic situation caused sales of gasoline and gas-oil to our own network to drop 9.8%.

The Argentine peso devaluation, the crisis there, and the consequences of the measures taken by the Argentine government resulted in a negative impact of Euro 15 million. Furthermore, the subsidising by upstream of prices in Argentina has meant that income from this area would have been Euro 134 million lower.

As mentioned in our last quarterly report, the agreement for the sale of an 18.55% stake in CLH meant that, at the end of 2001, the book value of the investment was reclassified as a current financial asset, and from then onwards entered under the caption of unconsolidated affiliates. This reduced operating income for this first quarter 2002 by Euro 41 million, precisely the amount of operating income contributed by CLH in the first quarter 2001.

LPG sales in Spain fell 2.7% with respect to first quarter 2001 despite the favourable evolution of temperatures, because of competition from natural gas and power. Margins were very much higher than the year before thanks to a fall in international feedstock prices. From January 2002 onwards the normal VAT rate of 16% has replaced the 7% reduced rate in force since October 1999.

Sales in Latin America posted a year-on-year growth of 9.4%, partly as a result of the incorporation of Repsol Gas in Bolivia (October 2001), and more than compensated for a sales drop in Argentina. Margins have narrowed under the effect of the aforementioned crisis.

Investments

Investments for the first quarter 2002 amounted to Euro 84 million, 55.1% down on 1st quarter 2001. These were mainly to upgrade refining units for the production of medium distillates (catalytic hydrocracker) and other existing units; the revamping of storage capacity at refineries; the cogeneration project in Pampilla; and development of the various LPG marketing products.

2.3 CHEMICALS

Unaudited figures

QUARTERLY FIGURES	1Q01	4Q01	1Q02	Variation 1Q02/1Q01 (%)
OPERATING INCOME (Euro million)	17	(50)	(17)	(200.0)
SALES OF CHEMICAL PRODUCTS (Thousand tons)	845	846	775	(8.6)
INVESTMENTS (Euro million)	92	37	22	(76.1)

Results

In chemicals, there was a negative operating result of Euro 17 million for the first quarter 2002, compared to an income of Euro 17 million in the equivalent period 2001, and a loss of Euro 50 million in the fourth quarter 2001.

The year-on-year drop in income was mainly the result of a general narrowing of international margins, especially on base chemicals, and low demand growth, which intensified in the fourth quarter of the previous year. Income from Argentina was higher, as a result of increased competitiveness following the peso devaluation.

Better performance from one quarter to the next was the result of a rise in polyolefin, intermediate and base chemical sales in Europe, a considerable improvement in margins and fixed costs in Argentina owing to the pesification of the latter, and provisions set aside against the Argentine crisis in the fourth quarter 2001. These positive effects have amply counteracted the fall in margins on international markets, which was greater on base chemicals and polyolefin.

Overall sales of petrochemical products were 775 Kt, showing a fall of 8% in comparison to 2001, and in comparison to fourth quarter 2001. The year-on-year drop in sales was due to a strong fall in demand because of global economic deceleration. Lower quarter-on-quarter sales were the result of less demand from the Argentine market and scheduled shutdowns at the urea/ammonia and aromatics plants.

Investments

First quarter 2002 investments in chemicals totalled Euro 22 million, 76.1% down year on year. The main investment expenditure was on projects already underway (the methanol plant) and upgrading at existing units.

2.4 GAS & POWER

Unaudited figures

QUARTERLY FIGURES	1Q01	4Q01	1Q02	Variation 1Q02/1Q01 (%)
OPERATING INCOME (Euro million)	340	289	355	4.4
SALES OF GAS ACTIVITY (GWh) (*)	90,358	103,507	105,463	16.7
GAS SALES (GWh)	69,334	77,040	77,277	11.5
INVESTMENTS (Euro million)	222	453	338	52.3

1 GWh = 860,111 thermies

(*) For ease of comparison, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates.

Results

First quarter 2002 operating income from the Repsol YPF gas & power area was Euro 355 million, showing a 4.4% growth in comparison to the same period in 2001. This performance was mainly the result of addition to the residential/commercial customer base, higher sales to Spanish thermal plants, and larger income from operations in Mexico, Colombia and Brazil, which partially counteracted the effect of the situation in Argentina.

In the first quarter 2002, Metrogas has consolidated by the equity method, as this company is now immaterial for the group due to the provisions made in relation to the crisis in Argentina. Consequently, this company has made a nil contribution to operating income for this quarter. In addition, since March 1st 2002, the consolidation percentage of distribution companies has also changed in Brazil (to 28.8% from 18.9% for CEG, and to 38.3% from 25.1% for CEG RIO) and Colombia (Gas Natural ESP to 100% from 44.4%) as the result of a rise in the stake held by Gas Natural SDG in these companies.

Sales in the gas activity totalled 105,463 GWh, and were 16.7% higher than in the first quarter 2001, as a result of higher sales to residential and commercial customers and to Spanish thermal plants, and higher income from operations in Mexico, Colombia and Brazil.

We would like to highlight the following items relating to gas activities in Spain during the first quarter 2002:

•	77,986 GWh were sold in this quarter, posting a year-on-year rise of 20.4%.

•	13,736 Gwh were sold to the residential and commercial sector, showing a 16.6% rise in comparison to equivalent 2001 figures. Higher sales figures originated in the addition of new customers and lower temperatures in Spain during this quarter. The number of residential and commercial customers was 3,971,000, showing an increase of 293,000 over the past twelve months.

•	32,661 GWh were sold to the industrial sector, showing a 2.7% drop on figures for the first quarter 2001, caused by the transfer of customers to the non-regulated market and growth in competition on this market.

•	Other Gas Natural SDG sales, at 31,589 GWh, registered a 62.6% increase. In this caption, higher sales were the result of growth in transport and ATR sales and a rise in demand from thermal plants, which offset a reduction in sales from trading in the first quarter 2002 because of low gas prices in the U.S.A.

The liberalisation of the Spanish gas sector has produced a transfer of industrial customers from the regulated to the non-regulated market, which grew to a total of approximately 27,835 GWh (44% of the Spanish market). Gas Natural Comercializadora S.A. sales this first quarter 2002 reached the equivalent of a 72% share of the liberalised market. The drop in market share is the result of marketing by other agents of the 25% of gas from Algeria, offered for tender at the end of 2001.

As for the sale of electricity, the company held an approximately 4% share of the liberalised power market, having won 1,394 contracts equivalent to an annualised consumption of 2,605 GWh, and sales in this first quarter reached 543 GWh.

Gas & power operations in Latin America generated a result of Euro 18 million in this quarter, and were 33.3% lower than in 2001. The main reasons for this drop were a cutback in gas sales to all sectors owing to the current economic situation in Argentina, and devaluation of the local currency. Higher sales in other countries in the region were unable to make up for this. The crisis in Argentina had a negative impact of Euro 18 million on income for this quarter.

We would like to highlight the following items relating to the gas activity in Latin America in the first quarter 2002:

•	27,477 GWh were sold in this quarter, posting a year-on-year rise of 7.4%.

•	12,279 GWh were sold in Argentina, showing a fall of 9.9% on the equivalent for 2001. This poorer performance was caused by a lower residential and industrial consumption because of the country’s economic difficulties. Gas Natural SDG distributes gas to 1,227,000 residential and commercial customers in Argentina, showing an increase of 2,000 over the past twelve months.

•	7,244 GWh were sold in Brazil, showing a rise of 49.8% on the equivalent for 2001. This increase came from higher sales in all sectors, except to industry, which fell 1.2%. Gas Natural SDG distributes gas to 596,000 residential and commercial customers in Brazil, showing an increase of 5,000 over the past twelve months.

•	1,660 GWh were sold in Colombia, showing a rise of 9.1% on the equivalent for 2001. This increase came from higher sales in all sectors. Gas Natural SDG distributes gas to 1,142,000 residential and commercial customers in Colombia, showing an increase of 131,000 over the past twelve months.

•	6,294 GWh were sold in Mexico, showing a rise of 12.2% on the equivalent for 2001. Gas Natural SDG distributes gas to 719,000 residential and commercial customers in Mexico, showing an increase of 116,000 over the past twelve months.

Investments

Investment in gas & power was Euro 338 million during the first quarter 2002, 52.3% down from 1st quarter 2001. Of this expenditure, Euro 156 million were spent on raising stakes in Brazil and Colombia, offset by the Euro 159 million received for the divestment of 13% of Gas Natural Mexico capital equity. The remainder went to expanding natural gas transmission and distribution infrastructure and projects to increase integration of the gas-power chain.

2.5 CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this first quarter 2002 registered an expense of Euro 1 million.

3.- FINANCIAL RESULT

Net financial expenses for the first quarter 2002 were Euro 389 million, showing a rise of Euro 81 million from the first quarter 2001 figure of Euro 308 million. Expenses this quarter included Euro 178 million in foreign currency translation adjustments relating to the dollar denominated debt, which finances assets in Argentina denominated in pesos, partly offset by other favourable exchange differences on commercial operations amounting to Euro 5 million. Without these items, financial expenses directly relating to the amount of financial debt were Euro 219 million, in comparison to Euro 336 million in the first quarter 2001, and registered a fall of 35%.

4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

There was a loss for this quarter of Euro 31 million, in comparison to Euro 5 million a year earlier. The first quarter 2002 figure includes incomes of Euro 4 million from Exploration & Production companies, Euro 24 million from Refining & Marketing companies, including Euro 6 million from the incorporation of CLH in this caption for the first time, and losses of Euro 42 million from Chemical companies (mainly Petroquímica Bahía Blanca), and Euro 18 million from Gas & Power companies (Euro 20 million in losses from Metrogas).

5.- GOODWILL AMORTISATION

Goodwill amortisation for the quarter was Euro 64 million, in comparison to Euro 77 million for the same quarter in 2001, and Euro 95 million in the fourth quarter 2001. The main difference this quarter is that from January 2002 onwards, part of YPF’s goodwill is considered in pesos and its amortization is therefore lower. This effect reduces goodwill amortization by 12 million euros in the quarter.

If all goodwill assigned to company reserves and other assets, therefore not included in this caption, were added here, overall amortisation in the first quarter 2002 would have been Euro 146 million.

6.- EXTRAORDINARY ITEMS

There was an extraordinary income of Euro 200 million in this quarter, as against an expense of Euro 10 million a year earlier. The majority came from capital gains on the sale of 18% of CLH to the Canadian company Enbridge (Euro 175 million). In addition there was a capital gain of Euro 105 million on the sale of a stake in Gas Natural Mexico, and other minor losses that includes a devaluation adjustment of 28 million euros.

7.- MINORITY INTERESTS

Income attributable to minority shareholders for the first quarter 2002 was Euro 170 million, in comparison to Euro 141 million in the same period 2001. The main variation in this caption was the dividends on preference shares issued in May and December 2001, amounting to Euro 45 million.

8.- TAXES

The tax on profit for this quarter was 22% in comparison to 34% for first quarter 2001. As mentioned under the Exploration & Production business area, this is the first time tax paid in Dubai and Algeria, is entered under this caption, which posted a figure of Euro 36 million in comparison to Euro 48 million in the first quarter 2001.

The significant fall in the effective rate at which company profit tax has been charged was mainly due to: a) the application of a special tax regime approved in Spain to eliminate all tax on divestments made to comply with antitrust laws, affecting the sales of CLH and ENAGAS; and b) the application of tax credits arising in Argentina from losses produced by the peso devaluation.

9.- HIGHLIGHTS

We would like to draw attention to the following events that have arisen since our last quarterly report:

•	In Exploration & Production, in January, the company was granted the necessary government permits to carry out offshore exploration to the east of the Canary Islands. Work is currently under way on the design of a seismic study, which will continue with the acquisition of data and its interpretation. These tasks will continue throughout 2002 to 2003, enabling the company to drill two exploration wells in 2004.

On April 19th last, the sale of assets in Indonesia to the company CNOOC was completed for Euro 671 million.

This quarter, in Brazil, a 10% stake in the Albacora Leste field was incorporated, where drilling of appraisal and development wells has begun.

•	In the Refining & Marketing business area, as already mentioned in this report, the sale to the Canadian company, Enbridge, of an 18.55% stake in CLH was completed in this quarter.

Towards the end of April last, the Repsol YPF Group, Cepsa and BP signed two commitments for the sale of 5% of CLH each, one to the Spanish company DISA, and another to China Aviation Oil, based in Singapore. Both these final sales agreements will be signed, probably before the end of next June. The agreement with CHINA AVIATION oil includes a purchase option on a further 5% to be exercised by July 31st 2002.

Following the sale of the two abovementioned 5% stakes, Repsol YPF Group will hold a 35.5% stake in CLH, which would be cut to 31.79% if CHINA AVIATION OIL exercises its purchase option.

•	In Chemicals, Repsol YPF started up a new Polymer Polyol unit, with a capacity for 20,000 tons, at the PO/SM and Derivatives production complex in Tarragona.

This new facility brings Repsol YPF’s overall polymer polyol capacity to 35,000 tons, producing a polymer concentration of over 40%, which may be blended down to any concentration required by the market. Polymer polyol is mainly used in the manufacture of flexible sponge rubber for car seats, mattresses, upholstered furniture, etc.

•	In Gas & Power, Repsol YPF and Gas Natural SDG decided on a series of measures to optimise the group’s management structure.

This reorganisation involves the creation of a joint venture company, SG Midstream, owned in equal partnership between Repsol YPF and Gas Natural SDG, having as its main mission the integrated development of the whole LNG value chain. This activity ranges from the liquefaction plants located in the gas producing areas, the management of one of the largest fleets of methane tankers in the world and the regas terminals; to the sale and trading of natural gas on the main wholesale markets worldwide, with the exception of Spain, where this activity will be conducted by Gas Natural SDG.

The Repsol YPF - Gas Natural SDG Group will thus create a leading company in the sale and trading of gas, ranking amongst the top three such companies in the world.

Gas Natural SDG will be the company in the group to integrate the gas & power distribution and marketing activities, including power generation, on all the retail markets. This measure will reinforce the Gas Natural SDG “multi-utility” strategy, the most successful on the Spanish market to date.

In addition, Gas Natural SDG formalised the sale to Iberdrola of a 13% stake in the Mexican distribution company, Gas Natural Mexico, at the end of March for Euro 159 million, and acquisition of the gas interests belonging to Iberdrola in Brazil and Colombia for a similar amount to that obtained on the sale of its assets in Mexico.

Gas Natural SDG started up a combined cycle plant at San Roque (Cadiz). This is the first natural gas fuelled power station in Spain.

Finally, the Gas Natural SDG Board of Directors approved the design of the IPO on 65% of ENAGAS capital equity, to be completed before the end of June next.

•	A new corporate structure. The Repsol YPF Group has introduced a new management system, synonymous of an important transformation and cultural change, based on a vocation for customer service. This system is less centralised and grants greater management capacity to the business areas, thus specialising resources and bringing decisions closer to the markets.

The new corporate and operating structure established by Repsol YPF will be based on three major strategic business areas.

− Upstream: oil and gas Exploration & Production
− Downstream: Refining, Marketing, LPG and Chemicals
− Gas & Power: Gas Natural SDG and the new Midstream company

•	Annual General Shareholders’ Meeting. On April 21st last, the company held its Annual General Shareholders’ Meeting, at which it was resolved to pay an overall gross dividend against the 2001 financial year of Euro 0.21 per share, a 58% reduction on the dividend against 2000. This is a temporary measure, taken in response to the situation in Argentina, and as soon as current uncertainties are dispelled, our policy of shareholder earnings will return to normal.

This AGM also ratified the appointment of José Ignacio Goirigolzarri, of the BBVA, as Vice President of the Repsol YPF Board of Directors, and Representative of said bank in substitution for Emilio Ybarra, and of Gregorio Villalabeitia as Director representing the BBVA.

Madrid, May 16th, 2002

TABLES FIRST QUARTER 2002 RESULTS

ITEM 2

REPSOL YPF SUMMARISED INCOME STATEMENT
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q01	4Q01	1Q02

Operating income	1,503	766	889
Financial results	(308)	(454)	(389)
Equity on earnings of unconsolidated affiliates	5	5	(31)
Goodwill amortization	(77)	(95)	(64)
Extraordinary items	(10)	(856)	200
Income before income tax and minority interests	1,113	(634)	605
Income tax	(377)	79	(133)
Net income before minority interests	736	(555)	472

Minority interest	(141)	(97)	(170)

Net income	595	(652)	302

Cash-flow after taxes	1,578	1,216	1,154

Net income per share (1)
* Euros/share	0.49	-0.53	0.25
* $/ADR	0.43	-0.48	0.22

Cash-flow per share(1)
* Euros/share	1.29	1.00	0.95
* $/ADR	1.14	0.89	0.82

(1)  1st quarter 2002 figures were calculated on 1,220,863,463 shares

     1.14 euros per dollar in 1Q01
     1.12 euros per dollar in 4Q01
     1.15 euros per dollar in 1Q02

REPSOL YPF GROUP INCOME STATEMENT
(Million Euros)

E&P RECLASSIFIED TAXES

	YEAR 2001

	1Q	2Q	3Q	4Q

OPERATING INCOME BY ACTIVITIES	1,551	1,470	1,280	812

Exploration & Production	849	788	763	350

Refining & Marketing	358	469	346	233

Chemicals	17	(9)	(14)	(50)

Gas & Power	340	236	198	289

Corporate and others	(13)	(14)	(13)	(10)

FINANCIAL RESULTS	(308)	(267)	(323)	(454)

EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES	5	7	18	5

GOODWILL AMORTIZATION	(77)	(75)	(76)	(95)

EXTRAORDINARY ITEMS	(10)	111	(22)	(856)

INCOME before income tax and minority interests	1,161	1,246	877	(588)

INCOME TAX	(425)	(460)	(329)	33

Taxes	36.6%	36.9%	37.5%
NET INCOME before minority interests	736	786	548	(555)

Minority Interest	(141)	(136)	(116)	(97)
NET INCOME	595	650	432	(652)

CASH FLOW AFTER TAXES	1,578	1,523	1,412	1,216

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES
(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q01	4Q01	1Q02

Exploration & Production (1)	801	304	256

Refining & Marketing (2)	358	233	296

Chemicals (3)	17	(50)	(17)

Gas & Power (4)	340	289	355

Corporate and others (5)	(13)	(10)	(1)

TOTAL	1,503	766	889

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q01	4Q01	1Q02

Exploration & Production (1)	1,167	772	589

Refining & Marketing (2)	550	543	462

Chemicals (3)	51	(2)	23

Gas & Power (4)	446	436	479

Corporate and others (5)	12	(14)	34

TOTAL	2,226	1,735	1,587

(1)	Includes Repsol Exploration and YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate

(2)	Refining and marketing includes: Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF. From 2001 includes Repsol YPF Brazil, formerly a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3)	Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química and YPF chemical activity.

(4)	Includes Gas Natural Group and YPF.

(5)	Mainly includes Repsol YPF overheads

BREAKDOWN OF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	SPAIN			LATIN AMERICA			OTHER COUNTRIES			TOTAL

	1Q01	4Q01	1Q02	1Q01	4Q01	1Q02	1Q01	4Q01	1Q02	1Q01	4Q01	1Q02

Exploration & Production	(9)	(2)	(2)	585	233	190	225	73	68	801	304	256

Refining & Marketing	261	341	188	89	(117)	102	8	9	6	358	233	296

Chemicals	16	(39)	(25)	1	(11)	8	-	-	-	17	(50)	(17)

Gas & Power	314	274	305	27	(4)	18	(1)	19	32	340	289	355

Corporate and others	(13)	(10)	2	-	-	13	-	-	(16)	(13)	(10)	(1)

TOTAL	569	564	468	702	101	331	232	101	90	1,503	766	889

BREAK-DOWN OF OPERATING REVENUES BY ACTIVITIES
(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q01	4Q01	1Q02

Exploration & Production (1)	1,822	1,571	1,106

Refining & Marketing (2)	8,042	7,945	7,223

Chemicals (3)	581	501	408)

Gas & Power (4)	1,645	1,609	1,499

Corporate and others (5)	(1,128)	(1,078)	(1,056)

TOTAL	10,962	10,548	9,180

BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)
(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q01	4Q01	1Q02

Exploration & Production (1)	511	545	240

Refining & Marketing (2)	187	340	84

Chemicals (3)	92	37	22

Gas & Power (4)	222	453	338

Corporate and others	36	(90)	36

TOTAL	1,048	1,265	720

(*)	Not including capitalized deferred expenses

(1)	Includes Repsol Exploration and YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate.

(2)	Refining and marketing includes, Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF. From 2001 includes Repsol YPF Brazil, formerly a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3)	Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química and YPF chemical activity.

(4)	Includes Gas Natural Group and YPF.

(5)	Mainly includes adjustments for sales between the various business areas.

REPSOL YPF COMPARATIVE BALANCE SHEET
(Million Euro)
(Unaudited figures)
	DECEMBER	MARCH
	2001	2002

Net fixed assets	39,023	38,418

Long term financial assets	309	331

Cash and current investments	4,187	3,540

Other current assets	7,920	7,868

TOTAL ASSETS	51,439	50,157

Shareholders’ equity	14,538	14,032

Provisions	1,397	1,274

Minority interests	6,591	6,901

Non interest bearing liabilities	2,335	2,109

Financial loans	13,488	12,722

Current financial debt	7,563	7,818

Other current liabilities	5,527	5,301

TOTAL EQUITY / LIABILITIES	51,439	50,157

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS
JANUARY-MARCH 2001 AND 2002
(Million Euros)
(Unaudited figures)
	2001	2002

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	595	302
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	783	763
Net Provisions	56	64
Minority interest	141	170
Income from asset divestments	(26)	(285)
Deferred taxes and others	29	140

SOURCES OF FUNDS	1,578	1,154
Changes in working capital	176	(329)

	1,754	825

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(764)	(519)
Investments in intangible assets	(17)	(15)
Financial investments	(106)	(28)
Acquisition of shareholdings in consolidated subsidiaries	(161)	(158)

Total Investments	(1,048)	(720)
Capitalized deferred expenses	(15)	(13)

	(1,063)	(733)
Divestments	595	417

	(468)	(316)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	360	24
Capital increase	-	-
Repayment of long term loans and other noncurrent liabilities	(396)	(238)
Variation in current financial assets	(834)	(150)
Subsidies received	39	28
Minority interest contributions	-	-
Provisions and others	(91)	(54)
Dividend paid	(446)	(14)

	(1,368)	(404)

Net change in cash and cash equivalents	(82)	105

Cash and cash equivalents at the beginning of the period	361	278

Cash and cash equivalents at the end of the period	279	383

OPERATING HIGHLIGHTS

		2,002	2,001
				% Variation
OPERATING HIGHLIGHTS	UNIT	1Q	1Q	2002/2001

-HYDROCARBON PRODUCTION	K Boed	946	946	0.0%
.Production in Spain	K Boed	7	8	-9.4%
-Crude Oil	K Boed	7	2	194.1%
-Gas	K Boed	0	5	-100.0%

.Production in Argentina	K Boed	660	665	-0.8%
-Crude Oil	K Boed	436	424	3.0%
-Gas	K Boed	224	241	-7.4%

.Production other countries	K Boed	279	273	2.2%
-Crude Oil	K Boed	144	195	-26.4%
-Gas	K Boed	135	77	74.1%

-CRUDE OIL PROCESSED	M toe	12.3	12.5	-2.1%
-Spain	M toe	7.8	7.8	-0.3%
-Argentina	M toe	3.6	3.7	-3.6%
-Other countries	M toe	0.9	1.0	-10.9%

-SALES OF OIL PRODUCTS	Kt	12,504	11,923	4.9%
.Sales in Spain
-Gasoline	Kt	986	989	-0.3%
-Gasoil/Kerosene	Kt	3,921	3,864	1.5%
-Fueloil	Kt	1,716	814	110.9%
-Others	Kt	438	516	-15.2%

.Sales in Argentina
-Gasoline	Kt	355	395	-10.3%
-Gasoil/Kerosene	Kt	1,206	1,368	-11.8%
-Fueloil	Kt	16	26	-37.8%
-Others	Kt	390	421	-7.2%

.Other countries
-Gasoline	Kt	896	727	23.4%
-Gasoil/Kerosene	Kt	1,272	1,041	22.2%
-Fueloil	Kt	819	1,341	-38.9%
-Others	Kt	488	422	15.6%

-SALES OF PETROCHEM. PROD.	Kt	775	848	-8.6%
.By geographical areas
-Spain	Kt	318	291	9.3%
-Argentina	Kt	109	83	30.5%
-Other countries	Kt	349	475	-26.5%

.By type of product
-Base petrochemicals	Kt	159	190	-16.6%
-Derivative petrochemicals	Kt	617	658	-6.3%

-SALES OF GAS.

. LPG	Kt	927	926	0.2%
-Spain	Kt	658	676	-2.6%
-Argentina	Kt	71	74	-3.7%
-Other countries (1)	Kt	198	176	12.5%

.NATURAL GAS	Mte	70,982	71,485	-0.7%
- Spain	Mte	61,009	55,733	9.5%
- Argentina (2)	Mte	3,760	11,221	-66.5%
- Other countries (3) (4) (5)	Mte	6,213	4,532	37.1%

(1)	Includes Repsol Butano trading and from 1st january 2001 45% of Lipigas sales in Chile. Also includes from 1st October 2001 sales in Bolivia
(2)	From 1st January 2002, 45.3% of Metrogas S.A. sales in Argentina are not included, as this company now consolidates by the equity method
(3)	From 1st March 2002 includes 100% of Gas Natural ESP sales in Colombia and 44.4% prior to that date
(4)	From 1st March 2002 includes 28.8% of CEG sales in Brazil and 18.9% prior to that date
(5)	From 1st March 2002 includes 38.3% of CEG Rio sales in Brazil and 25.1% prior to that date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 16, 2002	By:	/s/ Carmelo de las Morenas
		Name:	Carmelo de las Morenas
		Title:	Chief Financial Officer